Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AP WIP Investments, LLC and Subsidiaries:

We consent to the use of our report dated May 7, 2020, with respect to the consolidated balance sheets of AP WIP Investments, LLC and Subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, members’ deficit, and cash flows for the years then ended, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report of KPMG LLP on the aforementioned financial statements refers to a change to its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standard Codification (Topic 842) Leases.

Philadelphia, Pennsylvania

July 29, 2020